Exhibit 99.2
BANK OF COMMUNICATIONS

Our Ref:	LC-2008-0366-COM-4865

To:	Fosun Industrial Co., Limited
Date:       5 August 2008

Important Notice:	This letter sets out the terms and conditions upon which our bank would provide/continue/revise general banking facilities to you. The Borrower(s), Mortgagor(s), Chargor(s) and Guarantor(s) are advised to read and understand the terms and conditions herein carefully before accepting the banking facilities. The Borrower(s), Mortgagor(s), Chargor(s) and Guarantor(s) are entitled to seek separate independent legal advice from solicitors of their choice if they wish to understand the legal commitments which they will assume on signing this letter.
Dear Sirs,
Re:       General Banking Facilities
With reference to our recent discussion, we, Bank of Communications Co., Ltd. Hong Kong Branch, are pleased to grant the following facilities (the “Facilities”) to you subject to the General Agreement for Banking Facilities and the terms stated below. Words and expressions defined in the General Agreement for Banking Facilities shall have the same meaning in this letter.
1.	Facilities

t	Revolving Loan

Limit	Interest Rate	Default Interest
USD10,000,000.00***	Interest to be charged at	4.25% p.a. (the Default Margin) over our
	1.8% p.a. over LIBOR	USD Best Lending Rate
     Remarks
1.	Availability Period: from the date on which all conditions precedent are fulfilled under this facility letter up to fifteen (15) working days before the expiry date of the corresponding Letter of Guarantee issued by Bank of Communications Co., Ltd. Shanghai Branch (“BoCom Shanghai”) in our favor (“the Availability Period”).

2.	Each drawdown request and/or rollover notice shall be made by you in writing and delivered to the Bank at least one business day prior to the proposed date of advance and/or rollover.

3.	The minimum amount of each advance shall be USD1,000,000.00 and in an integral multiple thereof.

4.	The proceeds of each advance under the Revolving Loan shall be restricted for financing your acquisition projects (the “Project”) and the supporting documents evidencing the acquisition of the Project shall be provided to the Bank within two months from the date of each advance.

5.	The guaranteed amount of the Letter of Guarantee issued by BoCom Shanghai shall not be less than 106% of the aggregate of the amount of each advance to be made and the other outstanding advances under the same Letter of Guarantee issued by BoCom Shanghai.

6.	Principal and interest of each advance shall be payable at the end of each interest period.

7.	Principal amount repaid or prepaid, subject to the Bank’s prior approval, can be re-borrowed on a revolving basis within the Availability Period.

8.	Any amounts undrawn after the Availability Period shall be automatically cancelled.

9.	Interest period of each advance and/or rollover shall be 1, 2, 3, (subject to availability) 6 or 12 months as mutually agreed between you and the Bank from time to time in writing.

10.	The “Maturity Date” shall mean the earlier of (i) the “Date of Review” in clause 10 of this facility letter (and as advised to you from time to time) and (ii) without prejudice to the Bank’s rights under clause 6 of this facility letter, ten (10) business days before the expiry date of the corresponding Letter of Guarantee issued by BoCom Shanghai.

11.	All outstanding principal, accrued interests and any other monies owing under the Facilities shall be repaid in full on the Maturity Date.

12.	If any interest period shall end on a day which is not a business day, such interest period shall end on the next succeeding business day unless such succeeding business day falls within the next calendar month in which case such interest period shall end on the immediately preceding business day and interest shall be adjusted accordingly.
2.	Conditions Precedent / Collateral Securities

t	The following collateral securities and/or legal documents shall be provided:
➢	Duplicate copy of this facility letter to be duly accepted and executed by the Borrower, the Guarantor(s) and/or the Security Provider(s) (as the case may be).

➢	General Agreement for Banking Facilities duly accepted and executed by you.

➢	Certified extract of board resolutions (and shareholders’ minutes where appropriate) from the relevant parties approving the terms of this letter, the General Agreement for Banking Facilities and other condition precedent documents.

➢	Letter of Guarantee issued by Bank of Communications Co., Ltd. Shanghai Branch in our favor in form and substance satisfactory to us.
t	In respect of any or all documents supplied by you to us in support of your credit application, you shall, upon our request, produce the originals of such documents for our inspection.

t	Such other documents as we may request including without limitation those as may be required to evidence: any and all licenses, authorization, consents or approvals, necessary for the performance by you or the security provider(s} of their respective obligations under this letter and the security or condition precedent documents.

3.	Fees & Expenses

t	A handling charge of USD25,000.00 shall be payable by you upon acceptance of this letter.

t	Whether or not the Facilities are drawn or utilized by you,. all reasonable expenses including but not limited to legal fees, communications and other out-of-pocket expenses reasonably incurred by us in connection with the Facilities or other documents executed in respect of the Facilities or any enforcement, or attempted enforcement, of our rights under this Facility Letter or other documents executed in respect of the Facilities, are to be borne by you on a full indemnity basis.

t	We reserve the right to charge you administrative charge of HKD200.00 or such other reasonable amount as determined by us from time to time, each time when you fail to make a payment on its due date.

t	Apart from all costs, expenses, administrative charge and default interest (if applicable) arising from your failure to make payment on its due date, the Bank reserves the right to charge you a collection charge of HKD1,500.00 (or such other reasonable amount as determined by the Bank from time to time) upon each issuance of solicitor’s demand letter to you and/or the security provider(s}. This collection charge shall be borne by you on a full indemnity basis.

t	Unless agreed by us, all monies paid under this Clause 3 shall not be refunded once paid.

4.	Security

t	We reserve our rights under Clause 12 of the General Agreement for Banking Facilities to request for top up of collateral security at any time after our prior notice to you and to dispose of such security should the request for top up be unsatisfied within the requested period.

5.	Authorization to debit account(s}

t	We shall be authorized to debit savings account No. 02753293104354 in the name of Fosun Industrial Co., Limited at any time and from time to time for all or any of the installment payment, interest, fees, charges, commissions, costs, valuation fees, insurance premium, government rents, expenses and other sums due and payable by the captioned Borrower(s} without prior notice to the captioned account holder. Such sums shall be deemed duly drawn or overdrawn from the captioned account(s} by the captioned account holder. The captioned account holder hereby agrees and guarantees that all payments from the captioned debited account in payment of any indebtedness of the Borrower(s} shall not confer any right. whether by way of subrogation or otherwise, on the captioned account holder in respect of any security now or at any time hereafter, and from time to time given by the Borrower(s)/Chargor(s) to us in respect of any of the captioned Banking Facilities.

6.	Other Conditions

t	The Borrower hereby undertakes and acknowledges that the renewed Letter of Guarantee issued by BoCom Shanghai in our favor in form and substance satisfactory to the Bank shall be received by the Bank at least ten (10) business days prior to the expiry date of each Letter of Guarantee, failing which the Bank reserves its overriding right to cancel the total commitment and/or demand immediate payment of all outstanding indebtedness under the Facilities from the Borrower and/or BoCom Shanghai.

7.	Cancellation

t	Cancellation of the Revolving Loan Facility is not allowed.

8.	Prepayment

t	Prepayment is allowed after the date falling six months from the date of first advance without any penalty or fee subject to one month’s prior written notice to us. Any partial prepayment shall be in a minimum amount of USD1,000,000.00 and in integral multiples thereof. Amount prepaid can be re-borrowed subject to the conditions as per Remarks (7) under clause 1 of this letter.

9.	Miscellaneous

t	The drawdown date of any facilities must be made on a Business Day.

t	You, as the Borrower of the Facilities, hereby consent that in the case of a remittance transaction at your request, our Bank is authorized to disclose your relevant information to, or used and retained by the receiving bank (whether within or outside Hong Kong) including but not limited to your company name, account number, registered office, date of establishment, business registration certificate number/company number, etc. (if applicable).

t	You confirm that, at present, you do not have any relationship with any of the directors or employees of our Bank or any other subsidiaries of our Bank. If the Facilities are secured by any guarantee(s) or securities provided by any third party(ies) (the “Security Provider”), you also confirm that none of the Security Provider is so related. You further agree and undertake that if the foregoing is not true and correct or you or any of the Security Provider becomes related with any of the directors or employees of our Bank or any other subsidiaries of our Bank, you will promptly notify us in writing.

t	If the Facilities granted hereunder are secured and the Borrower in such secured borrowing consists of more than one person who jointly borrow the same, the liabilities of the Mortgagor(s), Chargor(s) and other security provider(s) in respect of the indebtedness, liabilities and other obligations of the Borrower under any all monies security document(s) to secure such Facilities will be limited to the indebtedness, liabilities and other obligations incurred or undertaken by the Borrower jointly.

t	If there is any conflict or inconsistency between the provision(s) hereof and the provision(s) of the General Agreement for Banking Facilities and Mortgage and other collateral securities, it is agreed that the provision(s) hereof shall prevail.

10.	Date of Review

t	Unless the Facilities are cancelled by us, they are subject to our review on or before the date falling one year from the date which the Facilities are granted to you or at such other times as we deem fit.
Please signify your acceptance of this offer by signing and returning to us duplicate copy of this facility letter within 30 days from the date of this letter, failing which this offer shall lapse. Further, if the condition precedent and security documents listed above are not provided to us to our satisfaction within 30 days from your acceptance of this offer, the Facilities will not be made available to you or subject to our review of the terms and conditions thereof by notice to you.

We hope you would avail yourself the banking facilities frequently to our mutual benefit and we assure you of our best services at all times.
Yours faithfully,
For Bank of Communications Co., Ltd.
Hong Kong Branch

/s/ Tan Weiyi /s/ Liang Shuting Authorized Signature(s)
After due and careful consideration of the contents of this facility letter, I/we hereby accept the Facilities and agree to be bound by the terms and conditions set out herein.
For and on behalf of
FOSUN INDUSTRIAL CO., LIMITED

/s/ Wang Qunbin Borrower(s): Fosun Industrial Co., Limited
Date:

General Agreement for Banking Facilities
(For corporation(s))

Important Notice:
1.	This General Agreement for Banking Facilities sets out the terms and conditions upon which our bank would provide/continue/extend general banking facilities to the Borrowers. Borrowers are advised to read and understand these terms and conditions carefully and to seek independent legal advice before accepting and signing this Agreement.

2.	It is obligatory for the Borrowers to supply our bank with all such information as required by this Agreement. Failure to do so may result in our bank being unable to provide or continue general banking facilities to the Borrowers under this Agreement. For details of the purpose for which information may be used and how the Borrowers may have access to it, please refer to Clause 18 below.

To:	Bank or Communication, Co., Ltd.,
Hong Kong Branch
This General Agreement for Banking Facilities shall apply to all general banking facilities (the “Facilities”) which Bank of Communication Co., Ltd. (with the abbreviated name of Bank or Communications, hereinafter called the “Bank”) may now or at any time hereafter grant to the Borrower.
1. Definitions
     In this Agreement and the Facility Letter, unless the context otherwise requires, the expressions below shall have the following meanings;

Agreement	means this General Agreement for Banking Facilities as may be amended, revised or supplemented from time to time

Base Rate	means the HKD Best Lending Rate, USD Best Lending Rate, HIBOR, LIBOR or such other rates as determined by the Bank from time to time (as the case may be)

Borrower	means any party to whom the Facilities are granted by the Bank

Business Day	means a day (other than a Saturday or Sunday or Public Holiday) on which the Bank is open for general business in Hong Kong and for currencies other than HK Dollar, according to the market practice

Default Margin	means (i) the rate designated as such by the Bank whether contained in the Facility Letter or otherwise in respect of any particular Facilities; or (ii) such other rate as notified to the Borrower pursuant to Clause: 22.3 below

Facility Letter	means the facility letter(s) or other documents containing the terms and conditions of the Facilities granted by the Bank to the Borrower, as may be amended, revised or supplemented from time to time

HIBOR	means in respect of a particular interest period and in relation to any drawing under the Facilities in Hong Kong Dollars, the rate per annum determined by the Bank to be the rate at which deposits comparable to the amount of such drawing and for such period are offered by the Bank to other financial institutions in the Hong Kong inter-bank market at or about the time of drawdown on a Hong Kong banking day

HKD (or Hong Kong Dollar)	means the lawful currency of Hong Kong

HKD Best Lending Rate	means the best lending rate for Hong Kong Dollars as may be quoted by the Bank from time to time and subject to fluctuation

Hong Kong	means the Hong Kong Special Administrative Region of the People’s Republic of China

LIBOR	means in respect of a particular interest period and in relation to any drawing under the Facilities in a currency other than Hong Kong Dollars, the rate per annum determined by the Bank to be the rate at which deposits in the relevant currency comparable to the amount of such drawing and for such period are offered by the Bank to other financial institutions in the London inter-bank market at or about the time of drawdown on a London banking day

USD (or United States Dollar)	means the lawful currency of United Stales

USD But Lending Rate	means the best lending rate for United States Dollars as may be quoted by the Bank from time to time and subject to fluctuation
2.	Availability
2.1	Subject to the Borrower’s acceptance of and full compliance with the terms and conditions set out in the relevant Facility Letter and completion of all appropriate documentation mentioned in the relevant Facility Letter to the Bank’s satisfaction and payment of all required fees and charges, the Facilities set forth in the relevant Facility Letter will be: made available to the Borrower for use until such time as the Bank shall notify the Borrower in writing to the contrary.

2.2	The Facilities shall be deemed automatically drawn down by the Borrower and/or advanced by the Bank when payment or liability is made or incurred by the Bank under the relevant Facilities.

2.3	The Bank reserves the absolute right to (i) reject the Borrower’s application for utilization of the Facilities and (ii) re-allocate at any time the Facilities at its sole and absolute discretion.
3.	Interest
3.1	All amounts advanced/drawn under the Facilities shall be charged with interest (as well before as after judgment and subject to fluctuation), commission and/or other charges at such rates as specified in the relevant Facility Letter or at such standard rates specified in any schedule of charges published by the Bank from time to time, or such other rates as the Bank may from time to time determine in its absolute discretion. The schedule of charges shall be made available to the Borrower at any time upon request

3.2	If any Facilities is repaid by a specific number of monthly installments with the first repayment commencing one month after the date of drawdown, interest on the facilities shall accrue from day to day and be calculated on monthly basis.

3.3	In respect of Overdraft interest, the interest shall be payable on the last date of the month to the debit of your current account with monthly rests. In the event that the last date of the month is Sunday or Public Holiday, then the Overdraft interest posting shall be taken place on the date immediately preceding such Sunday or Public Holiday.

3.4	Unless otherwise specified, interest on the Facilities will accrue from day to day and be calculated on the basis of actual number of days elapsed and a 365-day year for Hong Kong Dollar and Pound Sterling or a 360-day year for other currencies or according to the market practice.

3.5	All accrued interest shall be payable on demand, and if no demand is made, shall be paid at such interval as the Bank may designate and in arrears on any appointed date according to the Bank’s customary practice and if not so paid, the Bank shall have the right to capitalize such unpaid interest as principal advance so that it shall bear interest at the same rate. Where the Bank has designated an interest period for the Facilities, accrued interest shall be payable at the end of each interest period.

3.6	Subject to the Bank’s approval, if any Facility is drawn in a currency other than that specified in the Facility Letter, the interest rate applicable to such Facility shall be such rate as determined by the Bank from time to time.

3.7	If interest on any Facilities is charged by reference to a Base Rate plus an interest margin or at a fixed rate, and if the Bank’s cost of funds, as determined solely by the Bank in good faith, for maintaining such Facilities exceeds the Base Rate or the fixed rate, the Bank shall be entitled, without limiting the right of the Bank under Clause 3.1 to charge interest, commission or charges or such rates as it may determine from time to time, to charge interest at the Bank’s cost of funds or the overnight HIBOR (whichever is the higher) plus an interest margin.

3.8	If interest on any Facilities is charged by reference to a rate offered in the money market and by reason of circumstances affecting the money market, there is no adequate and fair means to ascertain the rate of interest applicable for any given interest period, the Bank may charge interest for that interest period at the Bank’s cost of funds.
4. Payment
4.1	All payments or repayments made by the Borrower to the Bank are to be made in the currency of the payment or liabilities made or incurred by the Bank under the Facility Letter or otherwise in the converted currency if the Bank exercises its rights under Clause 4.3, in immediately available funds without set-off or counter-claim and free and clear of and without withholding or deduction of any and all present or future taxes, duties or other charges.

4.2	No payment to the Bank (whether under any judgment, court order or otherwise) shall discharge the obligation or liability of the Borrower in respect of which it was made unless and until the Bank shall have received payment in full in the currency in which such obligation or liability was incurred or otherwise in the converted currency if the Bank exercises its rights under Clause 4.3, and to the extent the amount of any such payment shall on actual conversion into such currency fall short of such obligation or liability expressed in that currency, the Bank shall have a further separate cause of action against the Borrower.

4.3	The Bank hereby expressly reserves the right, at any time at its absolute discretion without giving any reason therefor, by giving three (3) days’ prior notice in writing to the Borrower to:
(i)	convert all or any outstanding indebtedness, liabilities and/or obligations due, owing or incurred by the Borrower under any Facility denominated in the currency specified in the Facility Letter for the relevant Facility into Hong Kong Dollars; or

(ii)	convert all or any outstanding indebtedness, liabilities and/or obligations due, owing or incurred by the Borrower under any Facility denominated in the currency other than that specified in the Facility Letter for the relevant Facility into the currency so specified for the relevant Facility or into Hong Kong Dollars, as the Bank may deem fit in its absolute discretion.
The aforesaid conversion shall be at the then prevailing rate of exchange as the Bank may determine conclusively. For the avoidance of doubt, after such conversion, the Bank shall be entitled to redetermine the applicable interest rate for the convened indebtedness, liabilities and/or obligations on the basis that the same are denominated in Hong Kong Dollars or (as the case may be) in the currency specified in the Facility Letter for the relevant Facility.

4.4	Any payment made to the Bank not in its correct currency may at the Bank’s absolute discretion be converted into the correct currency to cover the obligations and liabilities of the Borrower in that currency at the then prevailing spot rate of exchange as conclusively determined by the Bank for purchasing the correct currency with the existing currency.

4.5	Any payment of facilities which is repaid by a specific number of monthly or bi-weekly installments with the first repayment commencing one month or bi-weekly after the date of drawdown due to be made on a day that is not a Business Day shall be made on the next Business Day.

4.6	Unless otherwise specified, any principal or interest payment of facilities (other than facilities stated in Clause 4.5) which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is no such Business Day in that calendar month or the extension of the due date ends on the date which is beyond the final maturity date of the facilities).
5.	Repayment and prepayment
5.1	Notwithstanding any contrary provision therein contained, the Bank reserves the overriding right to demand immediate repayment of the all outstanding indebtedness, liabilities and/or obligations (including interest and default interest thereon) due, owing or incurred by the Borrower (actual or contingent) to the Bank under or in respect of the Facilities.

5.2	Unless and until the Bank has exercised its overriding right to demand for immediate repayment, the Facilities together with interest thereon shall be repaid in such manner as specified in the relevant Facility Letter, in particular, (i) an installment loan shall be repaid by such number of installments and in such amount per installment as stated in the Facility Letter, commencing one month after the date of 1st advance (in respect of installment period of 14 days, commencing 14 days after the date of 1st advance); (ii) a revolving Facility shall be repaid at the end of an interest period. A repayment schedule compiled on the basis of the current interest rate applicable to an installment loan will be provided to the Borrower

5.3	In respect of any installment loan or term loan, the Borrower may prepay the loan in whole or in part upon one month’s prior written notice to the Bank or upon payment of one month’s interest in lieu of notice. Any partial prepayment shall be subject to a minimum amount as required by the Bank. The Bank reserves the right to charge a prepayment fee which shall be stated in the relevant Facility Letter.

5.4	If the Borrower shall experience any difficulty in repaying or servicing the Facilities, the Borrower shall inform the Bank as soon as possible.
6.	Default interest/charges
6.1	Time shall be of the essence of any payment/repayment to be made by the Borrower.

6.2	The Bank reserves the right to charge default interest (as well after as before judgment) on any sum which is not paid when due at the rate equal to the Default Margin plus (i) the Base Rate or (ii) the overnight inter-bank rate (both for the relevant currency and as may from time to time be quoted by the Bank) or (iii) the Bank’s cost of funds, whichever is the highest; or such other rate(s) as the Bank may specify in the Facility Letter or determine from time to time at its absolute discretion.

6.3	Unless otherwise specified, default interest shall accrue from the date of default to the date of final payment in full and shall be payable on demand.

6.4	In respect of installment loans, default interest shall be calculated from the due date of the relevant installment on a half-month to half-month basis and a 30-day month up to the half month in which actual payment in full is made. The first 15 days from the due date shall be the first half month and the following 15 days shall be the second half month. The subsequent half-month periods shall be determined accordingly. In respect of other facilities, default interest shall be calculated on the basis of the actual number of days elapsed and the Bank reserves the right to compound such interests which remain overdue.

6.5	In respect of installment loans with an installment period of 14 days, default interest shall be calculated starting from the day after the due date of the relevant installment on a day to day basis until actual payment in full is made.

7.	Event of default
7.1	An event of default occurs where:
(a)	the Borrower fails to pay any amount due on the relevant due date; or

(b)	the Borrower and/or any guarantor and/or any security provider fails to perform or observe any of its or their obligations under the Facility Letters and/or the security or other legal documents; or

(c)	the Borrower’s representation, warranty or statement under the Facility Letter or this Agreement is incorrect or misleading in any material respect; or

(d)	a petition for bankruptcy or winding up is filed against the Borrower and/or any guarantor and/or security provider or an effective resolution is passed for its bankruptcy or winding up or for the appointment of a liquidator or receiver or similar office in respect of its or their assets or any part thereof; or

(e)	the Borrower and/or any guarantor and/or any security provider is insolvent or is unable to pay its debts or enters into dealings with any of its creditors with a view to avoiding or in expectation of insolvency or stop or threaten to stop payments generally or an incumbrancer takes possession or a receiver is appointed of the whole or any material part of its assets; or

(f)	a distress or execution is levied or enforced upon or sued against any of the Borrower’s chattels, properties or assets and is not discharged or stayed or in good faith contested by action within ten (10) days thereafter.
7.2	Upon the occurrence of an event of default stated in Clause 7.1, the Facilities shall become due and payable immediately (whether demanded or not) together with accrued interest and default interest.
8.	Facilities granted to two or more Borrowers severally
8.1	If, under any Facility Letter, the Facilities are granted to two or more Borrowers severally, such Facilities or any part or parts thereof may, subject to the Bank’s prior approval, be utilized by anyone of the relevant Borrowers within such sub-limits (the ·“Sub-Limits”) (if they are expressly stipulated in the relevant Facility Letter or otherwise imposed by the Bank) and upon such terms as the Bank may determine from time to time. For the purpose of this Clause 8, the Facilities that are granted to two or more Borrowers severally are hereinafter called the “Global Facility” and the facility limit in respect of each of the Global Facilities is called the “Global Limit.”

8.2	For the avoidance of doubt, unless Sub-Limits are stipulated in the Facility Letter or otherwise imposed by the Bank, the Bank may allow any one or more of the Borrowers to utilize the Global Facilities up to the full extent of their respective Global Limits, provided that unless the Bank in its absolute discretion agrees, the aggregate utilization of the Global Facilities at any time by all of the relevant Borrowers in respect of each type of the Global Facilities shall not exceed the relevant Global Limits of such Global Facilities.

8.3	Where there are Sub-Limits stipulated in the Facility Letter or otherwise imposed by the Bank., all the Borrowers acting together by themselves or through an authorized representative(s) may apply to the Bank to vary the Sub-Limits allocated to each of the Borrowers by giving the Bank not less than three (3) banking days’ prior notice. The Bank reserves the absolute discretion to determine whether to accept or reject any such application.

8.4	Upon approval by the Bank of any application to vary the Sub-Limits, each of the relevant Borrowers shall be bound by the variation and any condition imposed by the Bank in respect of such variation.

8.5	Notwithstanding anything herein contained, the Bank reserves the absolute right to re-allocate the Global Faci1ities and/or the Global Limits and/or the Sub-Limits (if any) at any time and at the Bank’s sole and absolute discretion.

8.6	For the avoidance of doubt, all provisions contained in this Agreement applicable to the Facilities shall equally apply to the Global Facilities and insofar as the relevant Borrower’s utilization of and liabilities under or relating to the Global Facilities are concerned, each of the Borrowers to whom the Global Facilities is granted shall be bound by the provisions contained in this Agreement.
9.	Conclusive Statement of Account
9.1	Any statement of account relating to the Facilities signed as correct by any one of the Bank’s officers shall be conclusive evidence of the indebtedness of the Borrower to the Bank and be binding on the Borrower, save for manifest errors.

9.2	Any certificate relating to the Bank’s cost of funds or any Base Rate in respect of any Facilities signed as correct by anyone of the Bank’s officers shall be conclusive and binding on the Borrower.

9.3	Any opinion, determination or decision by the Bank in good faith as to any materiality, effect or otherwise relating to anything herein mentioned or referred to shall be conclusive and binding on the Borrower.
10.	Expiry of the Facilities
10.1	Notwithstanding anything contained in the Facility Letter (including any review date stated therein) :
(a)	the Bank reserves the overriding right to review the Facilities on a regular basis (if applicable, prior to the review date stated in the Facility Letter) and the Facilities shall expire forthwith (if applicable, even if prior to the said review date) as and when the Bank has given to the Borrower notice termination; and

(b)	the Bank reserves the overriding right at its sole and absolute discretion to increase, reduce and/or cancel the Facilities or any part or parts thereof or to vary or amend the terms and conditions thereof at any time to be effective forthwith (if applicable. even if prior to the said review date) by notice to the Borrower.
10.2	A renewal fee shall be payable by the Borrower when the Facilities or any part or parts thereof are renewed, extended or otherwise revised by the Bank, or the Borrower uses the Facilities or any part(s) thereof as renewed, extended or otherwise revised.
11.	Mortgaged Property(ies)
11.1	The following provisions shall apply if property(ies) is/are mortgaged to the Bank as security for the Facilities:
(a)	The title of the property(ies) to be mortgaged or assigned to the Bank shall be approved by solicitors appointed by the Bank.

(b)	The mortgaged property(ies) has/have to be insured against fire risks and/or other risks to be accepted and approved by the Bank. The relevant insurance policy denoting the Bank’s interest as mortgagee together with the premium receipt issued by an insurance company nominated by the Bank shall be lodged with the Bank forthwith after the Borrower has accepted the relevant Facility Letter under which the Facilities are granted (but in any event prior to the drawdown of the Facilities), and in the case of renewal of any insurance policy, 15 days before the expiry of the current insurance policy, provided always that if the Borrower shall fail to perform its obligation as aforesaid, the Bank shall be entitled (but not be obliged) to take out or renew at the Borrower’s costs and expenses the said insurance policy for the Borrower with such insurance company. for such insured amount and on such terms as the Bank shall determnine.

(c)	Where the property{ies) mortgaged is/are residential property(ies), such property(ies) shall, as indicated and subject to the conditions imposed by the Bank, be insured against fire risks with an insurance company acceptable to the Bank for an amount approved by the Bank. If the amount insured is the full replacement value of the property(ies} and the Borrower requires valuation of the property(ies) to be conducted by the Bank’s nominated surveyor from time to time, the Borrower shall be liable to reimburse the Bank on demand all reasonable valuation charges reasonably incurred.

(d)	Where the property(ies) mortgaged is/are property(ies) other than residential properties, such property(ies) has/have to be insured through the Bank’s appointed agent upon such terms and against such risks as the Bank may require from time to time.

(e)	Where the mortgage of the property(ies) is/are real estates and given to the Bank by way of equitable mortgage, the Borrower shall forthwith on demand by the Bank execute or procure the execution of a legal mortgage or legal charge in favor of the Bank on such terms and in such form as the Bank may require.

(f)	The Borrower shall undertake that the property(ies) is/are self-occupied by the registered owner(s) thereof and the property(ies) shall not be let to any other party(ies) unless with the Bank’s prior consent. The Bank reserves the right to redetermine the interest rate of the relevant Facilities at its absolute discretion upon giving the consent to let and such redetermination of the interest rate shall take immediate effect unless otherwise agreed by the Bank. All reasonable costs and expenses (including the Bank’s legal costs on a full indemnity basis) reasonably incurred by the Bank in giving the consent shall be borne and paid by the Borrower.

(g)	The property(ies) shall, if the Bank deems necessary, be subject to re-valuation at such interval as the Bank shall determine and at the Borrower’s expense.

(h)	On default in payment of any of the Facilities, the Bank or the Bank’s appointed receiver may take possession of and sell the property(ies) pursuant to the terms of the relevant mortgage or charge documents.
12.	Security
12.1	If collateral security including but not limited to shares, debt securities. units trust, derivatives or deposits not in the same currency as the Facilities are or are to be deposited or maintained with the Bank as security for the Borrower’s indebtedness. it is the Bank’s internal policy to request top up or additional security if the value of such security taken at cost, the latest reference price available to the Bank or market price, whichever is the lower falls below a certain percentage of the Borrowers’ outstanding indebtedness. Such percentage may vary from time to time at the Bank’s absolute discretion. Upon the Borrower’s request, the Bank shall inform the Borrower of the current prevailing percentage. For deposits, different percentage may apply to deposits of different currency.

12.2	The Bank shall be entitled to make a request for top up or additional security under Clause 12.1 above by written notice sent to the Borrower at the Borrower’s last known address, or by calling the Borrower by telephone at the last telephone number given to the Bank by the Borrower for this purpose. Once the Bank has sent such a written notice or made such a telephone call, the request is deemed to have been made to the Borrower, notwithstanding that the Borrower may not have actually received the Bank’s request.

12.3	If the Bank’s request for top up or additional security is not satisfied within the period requested, the Bank reserves the right to dispose of such security in satisfaction of the Borrower’s indebtedness without further notice. The Bank shall not be responsible for any loss occasioned thereby howsoever arising if the Bank has already used reasonable endeavors to sell or dispose of the security or any part thereof at the then available market price. The Borrower acknowledges that the offering of securities in Hong Kong may be subject to selling restrictions outlined in the relevant offering document and the Bank will observe the selling and disposal restrictions contained therein (to the extent applicable to the Borrower and parties providing security to the Borrower) even if it may cause further losses to the Borrower in the sate or disposal of !he securities.
13.	Indemnity
13.1	In the absence of willful misconduct or negligence by the Bank, the Borrower shall indemnify and keep the Bank fully indemnified from and against all action, suits, proceedings, claims, demands, losses, damages, costs, fees, expenses and/or liabilities of whatsoever nature which the Bank may suffer, incur or sustain, whether actual or contingent, by reason of or in maintaining or enforcing the Facilities granted to the Borrower (including the Facilities mentioned in Clause 8 above).
14.	Fees and Expenses
14.1	Whether or not the facilities are drawn or utilized by the Borrower, in the absence of willful misconduct or negligence by the Bank, all reasonable expenses including but not limited to legal fees, communications and other out-of-pocket expenses incurred by the Bank in connection with the Facilities or other documents executed in respect of the Facilities or any enforcement, or attempted enforcement, of the Bank’s rights under the Facility Letter or other documents executed in respect of the Facilities, are to be borne by the Borrower on a full indemnity basis.
15.	Appropriation
15.1	In respect of installment loans and/or fixed loans, each payment made shall, subject to Clause 15.2 below, be credited first towards payment of interest due on the outstanding principal amount of the loans; next (but only if the Bank should elect to do so) in repayment of any sums other than principal due and owing to the Bank in respect of the loans, and the balance of the payment (if any) shall be applied in reduction of the outstanding principal amount of the loans.

15.2	The Bank shall have the sole and absolute right to appropriate either at the time of payment or at any time thereafter any moneys paid to the Bank: by or otherwise coming into the Bank’s possession or control from the Borrower in or towards discharging whichever part or parts of liabilities of the relevant Borrower to the Bank as the Bank shall think fit. Any such appropriation shall override any purported appropriation by the Borrower.
16.	Set-off
16.1	In addition and without prejudice to any general banker’s lien, right of set-off or similar right to which the Bank may be entitled, the Bank shall have the right to the fullest extent permitted by law, from time to time and at any time without prior notice to the Borrower (any such notice being expressly waived) to set-off and appropriate and apply any credit balance on any of the account(s) and/or deposit(s) of the Borrower (or anyone of the Borrowers) in whatever currency maintained with any of the Bank’s branches or sub-branches (whether in the Borrowers own name or jointly with others and whether they are savings, current, time or call deposit accounts and whether subject to notice or not and whether matured or not) against or on account of the obligations and liabilities whatsoever of the Borrower (whether actual or contingent) due, owing or incurred to the Bank.

16.2	For the purposes aforesaid, the Bank may convert all or any part of the said credit balance or deposit of the Borrower to such other currencies at the applicable rate of exchange quoted and determined by the Bank as may be necessary.

16.3	The Bank shall be entitled to retain all or any securities, valuable or any other property whatever and wherever situate which may be deposited with or otherwise held by the Bank for or in the name of the Borrower or anyone of the Borrowers for safe custody or otherwise if any sum is due but remains unpaid by the Borrower and to sell the same or any part thereof at such price as the

Bank shall determine whether by public auction, private treaty or tender, in the absence of willful misconduct or negligence by the Bank, without being answerable or liable to the Borrower for any loss occasioned thereby and the Bank may engage such agent and broker therefor and apply the proceeds thereof to set-off any or all sums owing after first deducting all reasonable costs and expenses reasonably incurred.
17.	Authorization to debt account(s)
17.1	The Bank shall be entitled to debit at any time and from time to time all or any of the interests, fees, charges, commissions, costs, expenses and other sums due and payable by the Borrower in respect of the Facilities to any of the account(s) of the Borrower without prior notice to the Borrower. Such sums shall be deemed duly drawn or overdrawn from the account(s) by the Borrower.
18.	Information
18.1	The Borrower shall keep proper books of accounts which shall at all times be open for inspection by the Bank’s officers or any person appointed by the Bank. The Borrower shall furnish to the Bank or its agent all such information relating to its business or affairs as the Bank or its agent may require from time to time.

18.2	In case the Borrower is a limited company, it shall on its own behalf and (if applicable) on behalf of any of its subsidiaries, furnish to the Bank;.
(a)	within ninety (90) days after the end of every six (6) months of each accounting period, copies of the unaudited financial statements of the Borrower and (if applicable) the Borrower’s subsidiary companies duly certified by the Borrower’s director(s) and (if applicable) the director(s) of the Borrower’s subsidiary companies to be true copies of the original unaudited financial statements; and

(b)	within one hundred and eighty (180) days from the close of the financial year of the Borrower or (if applicable) the Borrower’s subsidiary companies, the original audited consolidated annual financial statements of the Borrower or (if applicable) the Borrower’s subsidiary companies for such year or copies of such audited consolidated annual financial statements duly certified by the Borrower’s director(s) and (if applicable) the director(s) of the Borrower’s subsidiary companies to be true copies of the original audited consolidated annual financial statements and in each case together with a certificate signed by the Borrower’s director and (if applicable) the Borrower’s subsidiary’s director stating that as at the date of such statements, no event of default or potential event of default has occurred or is continuing which has not been properly waived or remedied.
18.3	The Borrower (whether a corporation, a firm or otherwise) acknowledges and agrees that it is necessary to supply the Bank with data in connection with the opening or continuation of accounts or the granting or continuing the Facilities to the Borrower. The Borrower authorizes the Bank to use the data of the Borrower for the following purposes:
(a)	the daily operation of the services and credit facilities provided to the Borrower;

(b)	conducting credit checks;

(c)	assisting other financial institutions in conducting credit checks and collecting debts;

(d)	ensuring ongoing credit worthiness of Borrower;

(e)	designing financial services or related products for Borrower’s use;

(f)	marketing financial services or related products;

(g)	determining the amount of indebtedness owed to or by Borrower;

(h)	collection of amounts outstanding from Borrower and those providing security for Borrower’s obligations;

(i)	meeting the requirements to make disclosure under the requirements of any law binding on the Bank or any of its sub-branches or its subsidiary;

(j)	enabling an actual or proposed assignee of the Bank, or participant of sub-participant of the Bank’s rights in respect of t he Borrower to evaluate the transaction intended to be the subject of the assignment, participation or sub-participation; and

(k)	purpose relation thereto.
The Borrower permits the Bank to provide such data to the persons stated in Clause 18.4 or other persons for the abovesaid purposes or any subsequent chargee, mortgagee or encumbrancer in respect of securities held by the Bank for the Facilities or in compliance with any laws regulations or directions binding on the Bank or its branches/sub-branches/subsidiary. The Borrower further authorizes the Bank to contact any of the employees of the Borrower (if applicable), other bank, referee or any other source for the purpose of obtaining or exchanging any information and to compare the information provided by the Borrower with other information collected by the Bank for checking purposes. The Bank is entitled to use the result of such comparison to take any action which may be adverse to the interest of or against the Borrower. The Borrower also consents to its data being transferred to another jurisdiction outside Hong Kong.

18.4	Data held by the Bank or any of its branches/sub-branches/subsidiary relation to the Borrower will be kept confidential but the Bank or any of its branches/sub-branches/subsidiary may provide such information to the following parties for the purposes set out in Clause 18.3:
(a)	any agent, contractor or third party service provider who provides administrative, telecommunications, computer, payment or securities clearing or other services to the Bank in connection with the operation of its business;

(b)	any other person under a duty of confidentiality to the Bank including a group company of the Bank which has undertaken to keep such information confidential;

(c)	the drawee bank providing a copy of a paid check (which may contain information about the payee) to the drawer;

(d)	credit reference agencies;

(e)	any person/any authority to whom the Bank is under an obligation to make disclosure under the requirements of any law binding on the Bank or any of its branches/sub-branches/subsidiary; and

(f)	any actual or proposed assignee of the Bank or participant or sub-participant or transferee of the Bank’s rights in respect of the Borrower.
18.5	The Borrower consents to its data being transferred to another jurisdiction outside Hong Kong and to any matching procedures being carried out in respect of such data. The Borrower acknowledges that a business support centre (“centre”) operated and managed by the Bank’s wholly owned subsidiary (incorporated in China) has been established in China to provide service support to the Bank. The processes performed by the centre are mainly labor intensive or standard, less complex data processing activities and the Bank will remain fully responsible for the integrity of processes as well as the security and confidentiality of customers’ data. The staff of the centre responsible for providing support services will give strict undertaking to the Bank to ensure that all customers’ data will be kept confidential. No customers’ data will be disclosed to third parties, except as required by applicable law, or to such persons and used for such purposes as set out in the Relevant Terms and Conditions. The operation of all account(s) of the Borrower and all service(s) to the Borrower will remain unchanged.

18.6	The Borrower expressly authorizes the Bank to record by tape or other devices all communications between the Borrower and/or any authorized person(s) with the Bank by telephone from time to time, including any communication through the Bank’s telephone hotline, and further agrees that if a dispute arises at any time in relation to the contents of any such communication, the recording of such communication, or a transcript thereof certified as a true transcript by the Bank’s officer, shall be conclusive evidence between the Bank and the Borrower as to the contents and nature of such communication unless and until the contrary is established, and may be used as evidence in such dispute.

18.7	The Borrower shall immediately inform the Bank in writing of any change in its particulars, including without limitation its address, telephone number, facsimile number or e-mail address, or any change in the name, identification number or address of any of its Authorized Signatory(ies), shareholders or directors (if the Borrower is a limited company).

18.8	The Borrower agrees that the Bank may provide the following information to all or any guarantor(s) or provider(s) of security (the “Relevant Party(ies)”) in respect of any Facilities extended by the Bank to the Borrower.

18.9	In case of any mortgage loan where the developer or the property in question has provided subsidy (whether by preferential interest payment or otherwise) to the Borrower, the Bank is authorized and empowered to disclose at any time information relating to the loan, the Borrower’s loan account, the Borrower’s credit worthiness or financial information to the developer or its agents or nominees which disclosure may in the Bank’s sole opinion be required for the purposes relating to a loan, interest subsidy or other form of subsidy granted or to be granted by the developer to the Borrower for the purchase of the property. It is agreed that the Bank shall not be concerned with nor be liable or otherwise responsible for any subsequent use, dealing with or disclosure of such information by the developer or otherwise. Further, in the absence of willful misconduct or negligence by the Bank, the Bank shall not be liable for any loss or damage arising out of any inaccuracy of the information so disclosed whether as a result of the Bank’s negligence or not.
19.	Assignment
19.1	The Bank may at any time assign or transfer to any party all or any of its rights, benefits, obligations and liabilities under the Facilities and the related collateral securities provided that the Borrower, at any time of such assignment or transfer, will not be liable to pay any greater amount than the Borrower would have been liable to pay had no assignment or transfer been made. The Bank may, and is hereby authorized to, disclose to any actual or potential assignee or transferee such information about the Borrower, the Facility Letter or anything in respect of the Facilities as the Bank shall consider appropriate.
20.	Liability of the Bank
20.1	In the absence of willful misconduct or negligence by the Bank, the Bank shall not be liable for any loss or damage suffered by the Borrower or any other person as a result of:·
(a)	the withdrawal or suspension of any transaction of the Borrower or for any failure to effect or execute any of the order or instruction from the Borrower whether it is attributable, either directly or indirectly, to any circumstances or events outside the control of the Bank; and/or

(b)	any mechanical, electronic or other failure, malfunction, interruption, inaccuracy or inadequacy of the Bank’s telecommunication and computer system or other equipment or its installation or operation; any incomplete or erroneous transmission of any instruction or order of the Borrower or any error in the execution of any such instruction or order nor for any delay, loss (including loss of profit or any economic loss), expenses or damages whatsoever incurred or suffered by the Borrower as a result thereof; and/or

(c)	any delay, interruption or suspension howsoever caused by any third party, including but not limited to service providers or equipment suppliers, which interferes with, affects or disrupts the performance of the Bank hereunder.
21.	Liability of the Borrower
21.1	If the Borrower shall consist of more than one company and any Facilities are made available to such Borrowers jointly, the liabilities of the Borrowers to the Bank under those Facilities shall be joint and several and each and every provision of the Facility Letter and the terms herein shall be construed accordingly. The Bank shall be entitled to compromise or settle with, release or discharge or grant any waiver , time or other indulgence to any one or more of the Borrowers without notice to or consent of the others and without thereby releasing and discharging the liabilities of those not affected. The failure or delay in the signing of the Facility Letter of the Facility Letter or other document by any of the Borrowers shall not affect or invalidate the liability and effectiveness of this Agreement against those who have signed.
22.	Miscellaneous
22.1	Subject to prior notice to the Borrower, the Bank reserves the absolute right to vary the terms of the Facilities at any time and from time to time, including without limitation, the basis of calculation of any interest, charges, commissions, fees or default interest payable under the Facility Letter (including without limitation the Default Margin) and to impose a commitment fee on the daily undrawn balance of the Facilities granted and/or additional handling charges at such rate as determined by the Bank at its sole discretion.

22.2	No failure or delay by the Bank in exercising any right, power or remedy shall be a waiver thereof. Rights, powers and remedies herein do not exclude those provided by law.

22.3	Subject to Clause 22.4, any notice, demand or other communication to the Borrower shall be sent to the Borrower’s last known address or such other address as may have been notified in writing by the Borrower to the Bank and, if (i) delivered personally, shall be deemed to have been given at the time of such delivery; (ii) dispatched by letter postage prepaid, shall be deemed to have been given twenty-four (24) hours after posting; and (iii) transmitted by facsimile or other electronic means, shall be deemed to have been given at the time of dispatch provided that the Bank may give oral notice to the Borrower and if more than one, any one of them, whether personally or through the telephone, and any oral notice so given shall be immediately effective and binding upon the Borrower. Any notice or communication to the Bank shall not be effective until actually received by the Bank.

22.4	The Bank reserves the right to notify the Borrower of any changes in the standard charges for the Facilities, the Default Margin or other charges by notice displayed or posted in the Bank’s banking halls.

22.5	This Agreement is in addition and without prejudice to the Bank’s rights under all existing or future securities and/or legal documents (if any) held by the Bank.

22.6	If the Facilities granted are secured and the Borrower in such acquired borrowing consists of more than one person who jointly borrow the same, the liabilities of the Mortgagor(s), Chargor(s) and other security provider(s) in respect of the indebtedness, liabilities and other obligations of the Borrower under any a1I monies security document(s) to secure such Facilities will be limited to the indebtedness, liabilities and other obligations incurred or undertaken by the Borrower jointly.

22.7	In case of conflict between this Agreement and any of the terms contained in the documentation mentioned in the relevant Facility Letter, this Agreement shall prevail. In case of conflict between any of the terms of the Facility Letter and this Agreement, the Facility Letter shall prevail.

22.8	Unless contrary intention appears, words importing the singular number shall include the plural number and vice versa and words importing the masculine gender shall include the feminine gender and the neuter gender and reference to person include any individual and company and reference to company include any corporation, firm, association, partnership and other body corporate, wherever and however incorporated or established.
23.	Governing law and jurisdiction
23.1	The Facility Letter and this Agreement shall be governed by and construed in accordance: with the laws of Hong Kong.

22.2	The Borrower hereby submits to the non-exclusive jurisdiction of the Hong Kong courts.

23.3	The Bank shall be entitled to enforce the Facility Letter and this Agreement in courts of other competent jurisdiction as it may select.
After due and careful consideration of the contents or this Agreement, we hereby agree to be bound by the terms and conditions set out herein.
For and on behalf of:
FOSUN INDUSTRIAL CO., LIMITED

/s/ Wang Qunbin
Borrower(s): Fosun Industrial Co., Limited Signature(s)
Date:

Witnessed by

Witness